February 22, 2006



Via Fax  202 772-9218

Mr. Eric Atallah
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re: File No. 0-11050

Dear Mr. Atallah:

As you know, we have amended our recently filed forms 10-KSB and 10-QSB in accordance with your request of January 30, 2006. In connection with those amendments, the Company also acknowledges that:

     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/  Mary Bailey Sellers
------------------------
Mary Bailey Sellers
Chief Financial Officer


/s/  H.s. Pennypacker
---------------------
H.S. Pennypacker
President